U.S. BANCORP FUND SERVICES, LLC
615 East Michigan Street
Milwaukee, WI  53202

September 30, 2014

VIA EDGAR TRANSMISSION

Ms. Monique Botkin
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Wall Street EWM Funds Trust (the “Trust”)
Securities Act Registration No.: 333-173481
Investment Company Registration No.: 811-22548

Dear Ms. Botkin:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comments provided to Rachel A. Spearo, Esq., a representative of the Fund’s administrator, U.S. Bancorp Fund Services, LLC, on August 19, 2014 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 7 to its registration statement, filed on behalf of its series, The Wall Street Fund (the “Fund”).  PEA No. 7 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on June 27, 2014 for the purpose of adding the Fund as a new series of the Trust.  The Trust is filing this PEA No. 9 pursuant to Rule 485(b) under the 1933 Act to make the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate and to file exhibits to the registration statement.

For your convenience in reviewing the Trust’s response, your comment is included in bold typeface immediately followed by the Trust’s response.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

Prospectus – Summary Section – Fees and Expenses of the Fund

1.
Staff Comment:  Please confirm whether Acquired Fund Fees and Expenses, if any, should be excluded from the Fund’s operating expenses subject to the operating expenses limitation agreement described in footnote 2 to the Fees and Expenses of the Fund  expense table.

Response:  The Trust responds by stating supplementally that Acquired Fund Fees and Expenses are not considered to be operating expenses of the Fund for purposes of the Fund’s operating expenses limitation agreement.  The Trust responds further by revising footnote 2 to the Fees and Expenses of the Fund table to clarify that Acquired Fund Fees and Expenses are excluded from the expense limit.

Prospectus – Summary Section – Principal Investment Strategies

2.
Staff Comment: Please clarify whether the Fund may invest in foreign securities, including emerging markets securities, as a principal strategy, and including any limit on the Fund’s ability to invest in foreign securities and emerging markets.  If so, please add appropriate disclosure to the Fund’s Prospectus pursuant to Items 4 and 9 of Form N-1A.  If the Fund does not invest in these securities as a principal strategy, please remove related disclosure from the Prospectus.

Response:  The Trust responds by stating supplementally that the Fund does not invest in foreign securities and emerging markets securities as a principal investment strategy.  The Trust responds further by removing disclosures related to investments in foreign securities and emerging markets securities from the Item 4 disclosure in the Prospectus, and by clarifying that the Fund invests principally in domestic securities.

3.
Staff Comment: Please state whether the Fund may invest in derivatives as a principal investment strategy, and if so, include disclosure regarding the types of derivatives the Fund expects to invest in and how such derivatives will be used.  Please refer to the Staff’s letter issued by Barry Miller to the Investment Company Institute (the “ICI”) on July 30, 2010 for guidance.

Response:  The Trust responds by stating supplementally that the Fund does not invest in derivatives as a principal strategy.

4.	Staff Comment: With respect to the first bullet point under “Principal Investment Strategies,” please clarify in Plain English what “alternate investments” means.

Response:  The Trust responds by revising the disclosure to read as follows: “Careful selection of securities based on the fundamental operating performance of individual companies relative to other available investments.”

Prospectus – Summary Section – Principal Risks

5.
Staff Comment: If the Fund may invest in emerging markets securities as a principal investment strategy, please consider adding separate disclosure of the risks related to investments in emerging markets securities to the risk disclosures made pursuant to Items 4 and 9 of Form N-1A.

Response:  The Trust responds by stating supplementally that the Fund does not invest in foreign securities or emerging markets securities as a principal investment strategy.  The Trust responds further by removing disclosures related to risks of investments in foreign securities and emerging markets securities from the Item 4 disclosure in the Prospectus.

Prospectus – Risk Factors

6.
Staff Comment: With respect to the first sentence under the “Risk Factors” sub-heading, please explain why an investment in the Fund is not suitable for all investors and clarify what type of investor it is suitable for.

Response:  The Trust has deleted the referenced disclosure and replaced it with the following:

“The Fund is not designed to offer a complete or balanced investment program.  Most of the Fund’s performance depends on what happens in the stock market.  The market’s behavior is unpredictable, particularly in the short term.  There can be no guarantee that the Fund will achieve its goal.  The Fund is a mutual fund, not a bank deposit, and is not guaranteed or insured by the Federal Deposit Insurance Corporation or any other government agency.  The value of your investment will go up and down, and you could lose money by investing in the Fund.”

Prospectus – Portfolio Holdings Disclosure

7.	Staff Comment: With respect to the Fund’s name in this section, please correct to remove “Inc.”

Response:  The Trust responds by making the requested revision.

Prospectus – Financial Highlights

8.	Staff Comment: Please remove the underlines from the columns under “Distributions from net investment income.”

Response:  The Trust responds by making the requested revision.

Statement of Additional Information – Investment Objective and Policies – Investment Policies

9.
Staff Comment: Please state whether the Fund’s investments in debt securities, i.e. corporate bonds, convertible bonds and convertible preferreds, are deemed to be a principal strategy.  If so, please add appropriate disclosure to the Fund’s Prospectus pursuant to Items 4 and 9 of Form N-1A, including a summary of the maturity and quality parameters that apply to these investments.

Response:  The Trust responds by stating supplementally that these investments are not principal investment strategies of the Fund.  The Trust responds further by revising disclosure in this section to indicate that the Fund’s investments in these securities are not a principal investment strategy of the Fund.

10.
Staff Comment: With respect to the statement that the Fund may also purchase “unrated bonds,” please clarify if this includes “junk bonds.”  If so, please state in the disclosure that the Fund may invest in junk bonds.

Response:  The Trust responds by stating supplementally that the Fund does not invest in bonds that are rated below investment grade, otherwise known as “junk bonds.”  Accordingly, the disclosure included in this section of the Statement of Additional Information states: “The Fund will purchase corporate bonds rated no lower than investment grade, BBB by Standard & Poor’s Rating Group (“S&P”) and Baa by Moody’s Investors Services, Inc. (“Moody’s”).  The Fund may also purchase unrated bonds when in the opinion of the investment adviser such investments are of comparable quality.

  Statement of Additional Information – Investment Objectives and Policies – Foreign Securities

11.	Staff Comment: Please clarify in this section whether the Fund may invest in foreign securities, including emerging markets securities, as a principal investment strategy.

Response:  The Trust responds by stating supplementally that the Fund does not invest in foreign securities or emerging markets securities as a principal investment strategy, but may invest in these securities as a non-principal strategy.  The disclosure in this section of the Statement of Additional Information states: “The Fund does not anticipate having as a principal investment strategy investment in foreign securities,” and “The Fund may also buy the securities of foreign issuers directly in foreign markets, and may buy the securities of issuers in developing nations.”

Statement of Additional Information – Risks – Foreign Securities

12.	Staff Comment: To the extent the Fund may invest in emerging markets securities, please include a discussion of all inherent risks related to these investments.

Response:  The Trust responds by stating supplementally that the Fund does not invest in emerging markets securities as a principal investment strategy.  The Trust submits that the following disclosure in the Statement of Additional Information adequately addresses the risks of investments in developing nations:

“Investments in companies domiciled in developing countries may be subject to potentially higher risks than investments in developed countries.  These risks include (i) less economic stability; (ii) political and social uncertainty (for example, regional conflicts and risk of war); (iii) pervasiveness of corruption and crime; (iv) the small current size of the markets for such securities and the currently low or nonexistent volume of trading, which result in a lack of liquidity and in greater price volatility; (v) delays in settling portfolio transactions; (vi) risk of loss arising out of the system of share registration and custody; (vii) certain national policies that may restrict the fund’s investment opportunities, including restrictions on investment in issuers or industries deemed sensitive to national interests; (viii) foreign taxation; (ix) the absence of developed legal structures governing private or foreign investment or allowing for judicial redress for injury to private property; (x) the absence of a capital market structure or market-oriented economy; and (xi) the possibility that recent favorable economic developments may be slowed or reversed by unanticipated political or social events.

In addition, many countries in which the Fund may invest have experienced substantial, and in some periods extremely high, rates of inflation for many years.  Inflation and rapid fluctuations in inflation rates have had and may continue to have negative effects on the economies and securities markets of certain countries.  Moreover, the economies of some developing countries may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross domestic product, rate of inflation, currency depreciation, capital reinvestment, resource self-sufficiency, and balance of payments position.”

Statement of Additional Information – Risks – Recent Market Conditions

13.
Staff Comment: Please revise the second sentence in the fourth paragraph under “Recent Market Conditions,” using Plain English.  Please also consider whether any general updates are appropriate to this entire section.

Response:  The Trust has revised this section to make it more succinct.

Statement of Additional Information – Investment Advisory and Other Services

14.	Staff Comment: With respect to the second sentence under “The Advisory Agreement,” please explain what “rent” refers to.

Response:  The term “rent” refers to rent for office space necessary to the Fund’s operations.  The Fund does not pay any rent expenses.

Part C – Item 31

15.
Staff Comment: With respect to the Fund’s response to Item 31 of Form N-1A on Part C, please confirm all information required by Item 31 of Form N-1A is available electronically in the Adviser’s Form ADV.

Response:  The Trust has revised Item 31 of Form N-1A on Part C to include the information required by Item 31 of Form N-1A.

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If you have any additional questions or require further information, please contact the Fund’s administrator, U.S. Bancorp Fund Services, LLC, Rachel A. Spearo, Esq., at (414) 765-5384.

Sincerely,

/s/ Ruth P. Calaman

By: Wall Street EWM Funds Trust
Ruth P. Calaman
Executive Vice President